Exhibit 99.2

Management’s Discussion and Analysis
For the three and six months ended June 30, 2009

This management’s discussion and analysis has been prepared as of August 5, 2009 and should be read in conjunction with the Company’s interim consolidated financial statements for the three and six months ended June 30, 2009. Those financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is United States dollars. Reference herein of $ is to United States dollars. Reference of C$ is to Canadian dollars, reference to SEK is to Swedish krona and € refers to the Euro.

Additional information relating to the Company, including the Company’s Annual Information Form dated March 31, 2009 and subsequent press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online at www.sedar.com.

The Company’s common shares are listed on the Toronto Stock Exchange and its Swedish Depository Receipts are listed on the OMX Nordic Exchange under the trading symbols “LUN” and “LUMI”, respectively.

About Lundin Mining

Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and equity interests in other public mining and exploration companies.

Cautionary Statement on Forward-Looking Information

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations and uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long- term prices of copper, lead, nickel and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Table of Contents

Highlights	3
Financial Position and Financing	5
Outlook	6
Selected Quarterly Financial Information	7
Operating Results	11
Mining Operations	13
Production Overview	13
Neves-Corvo Mine	14
Zinkgruvan Mine	16
Aguablanca Mine	17
Galmoy Mine	18
Project Highlights	19
Tenke Fungurume Copper/Cobalt Project	19
Neves-Corvo – Lombador Copper/Zinc and Neves Zinc Expansion Projects	20
Zinkgruvan Copper Project	20
Exploration Highlights	21
Metal Prices, LME Inventories and Smelter Treatment and Refining Charges	22
Liquidity and Financial Condition	23
Changes in Accounting Policies	24
Managing Risks	25
Outstanding Share Data	26
Non-GAAP Performance Measures	26
Management’s Report on Internal Controls	28

Highlights

Operational and Financial Highlights

  Operations continued to deliver a consistently strong performance, with production ahead of internal targets. Total production is as follows:
  Production Summary1

(tonnes)	YTD-09	Q2-09	Q1-09	FY-08	Q4-08	Q3-08	Q2-08	Q1-08
Copper	48,232	23,992	24,240	97,944	25,093	24,433	23,478	24,940
Zinc	66,239	31,962	34,277	151,157	32,406	37,067	41,622	40,062
Lead	25,348	12,478	12,870	44,799	9,917	9,908	12,397	12,577
Nickel	3,921	1,960	1,961	8,136	2,179	2,155	1,954	1,848

  Sales for the quarter were $194.8 million, down 34% compared to sales of $294.1 million in the second quarter of 2008. Virtually all of the decrease in sales was price related with the balance being related to Storliden, which ceased operating in late-2008. While metal prices have recovered from the December 31, 2008 levels, they still remain significantly lower than the prices that prevailed during the second quarter of 2008 (see page 9 of this MD&A for discussion of realized metal prices).

  Operating earnings2 decreased by $46.2 million from $137.2 million in the second quarter of 2008 to $91.0 million in 2009. Price and price adjustments account for a reduction in operating earnings of approximately $87.0 million. These reductions were partially offset by lower costs and more favourable exchange rates.

  Cash inflow from operations was $63.7 million, compared to a cash inflow of $118.3 million in the second quarter of 2008. The reduced inflow directly relates to lower operating earnings.

  Net income from continuing operations of $43.5 million ($0.08 per share) for the current quarter showed a strong rebound from a loss of $14.1 million ($0.03 per share) in the previous quarter, but was still significantly below income of $96.6 million ($0.25 per share) in the second quarter of 2008.

  Net debt3 as at June 30, 2009 of $110.7 million was down from $259.5 million at the end of the previous quarter and compared to $145.5 million at December 31, 2008.

  In June, the new copper circuit at Neves-Corvo, designed to recover a proportion of copper and zinc lost to tailings, was commissioned on-time and below budgeted cost.

  Subsequent to the end of the quarter, the Company finalized a revised plan for the Aguablanca nickel mine based on a newly optimized pit design. Aguablanca is currently net cash flow positive and has run at a cash cost of $4.20 per pound of nickel, year to date. It is expected to remain cash flow positive over the life of mine at an average price of $4.50 per pound of nickel4. High initial strip ratios in the next 2.5 years (11.5:1) equate to an initial higher cost requiring an average price around $5.50 per pound4 to achieve net cash flow break even over that period.

  The Galmoy mine achieved a well-controlled closure of mining operations while at the same time exceeding expectations by generating positive operating earnings and net cash flow.

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1 All production, excluding Aljustrel.
2 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of Asset Retirement Obligations (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
3 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations. See page 26 of this MD&A for discussion of Non-GAAP measures.
4 Based on a copper price of $2.30/lb and a €/$ of 1.40.

Corporate Highlights

On July 6, 2009, the Company completed the restructuring of its credit facility. The revised terms incorporated in the Third Amending Agreement provide for a three year fully-revolving credit facility of US$225 million, and:

Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and

Financial covenants customarily required for a revolving–term facility, including minimum tangible net worth, interest coverage ratio and leverage ratio.

The Third Amending Agreement removes the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver. Instead, it establishes that security will be extended to material assets acquired and specifies reductions in the facility if the Company’s principal mining assets are disposed of in whole or in part.

On May 11, 2009, the Company entered into an agreement with HudBay Minerals Inc. (“HudBay”) consenting to the sale by HudBay of all of its shares in Lundin Mining. Pursuant to the agreement, Lundin Mining and HudBay have terminated all continuing rights and obligations under the previously announced termination agreement dated February 23, 2009 and agreed to a mutual release in respect of any and all claims connected with or arising from the subscription agreement.

On April 27, 2009, the Company closed a bought-deal public offering for total gross proceeds of C$188.6 million ($155.8 million). The Company issued 92 million common shares of the Company at a price of C$2.05 per share.

During April, the Company entered into multiple option collar arrangements to protect against near-term decreases in the price of copper. The contracts establish a weighted average floor price of $1.87 per pound and a weighted average maximum price cap of $2.39 per pound. The contracts, which come due over the next 12 months, are for approximately 40,000 tonnes of copper. No cash premiums were paid or received under the net zero cost structures. Monthly cash settlements will be made where necessary for the contracts.

Subsequent to the quarter-end, the Company extended the copper price protection for a further three months by entering into additional collars for the months of May, June and July 2010. The contracts, for 3,000 tonnes of copper per month, establish a weighted average floor price of $1.89 per pound and a weighted average price cap of $2.89 per pound.

Construction activities on the $1.8 billion Tenke project are substantially complete and the first copper cathode was produced in March 2009. During the quarter, Tenke produced approximately 16,000 tonnes of copper of which approximately 12,000 tonnes were sold. The cobalt plant is under-going commissioning and the first saleable cobalt hydroxide was produced in mid-May.

Cash payments of $29.4 million were made during the quarter (total year to date - $29.4 million) to fund the Company’s share of the Tenke Fungurume Project expenditures (Q2-2008 - $83.4 million). The Company’s proportionate share of costs for Phase I development for the current quarter of $46.9 million was funded by Freeport McMoRan Copper and Gold Inc. (“FCX”) under the Excess Over-run Costs facility (“EOC facility”). The Company’s 2009 cash outlays are now expected to be around $60 million for Tenke activities.

Financial Position and Financing

The Company has completed the restructuring of its credit agreement, as noted under Corporate Highlights.

Net debt1 at June 30, 2009 is $110.7 million, as compared to a net debt of $259.5 at March 31, 2009 and a net debt position of $145.5 million at December 31, 2008. The decrease in net debt of $148.8 million during the quarter was attributable to net proceeds of $148.8 million from the bought-deal equity financing in April 2009.

Cash inflow from operations was $68.5 million for the six months ended June 30, 2009 prior to accounting for payments of $68.1 million required to settle 2008 third and fourth quarter provisional sales. Net inflow after smelter payments was $0.4 million.

Cash on hand at June 30, 2009 is $148.1 million. Cash on hand at December 31, 2008 was $169.7 million.

Net debt1 to equity at June 30, 2009 is 4%.

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1 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations. See page 26 of this MD&A for discussion of Non-GAAP measures.

Outlook

Wholly owned operations continue to perform in-line with, or ahead of, internal expectations and production guidance has been lifted marginally to reflect this:

(contained tonnes)	Revised Outlook	Outlook at Q1-2009
Copper	91,000	90,000
Zinc	100,000	98,000
Lead	40,000	40,000
Nickel	7,200	6,800

Base metal prices rebounded strongly in the quarter in response to increased purchasing by China and an improving economic outlook.

The Company remains cautious in the short-term with a continued focus on tight expenditure controls. In the medium to longer term, supply constraints are expected to emerge with the potential for base metal prices to move significantly higher.

Updated cost1 guidance for the year, dependent on exchange rates, is as follows:

  Neves-Corvo: around $1.05 per pound of copper;

  Zinkgruvan: around $0.30 per pound of zinc; and

  Aguablanca: around $4.80 per pound of nickel (cost is highly leveraged to metal price owing to the price participation formula in the smelter terms).

The zinc expansion project at Neves-Corvo designed to produce a minimum of 50,000 tonnes per annum of zinc from existing orebodies has been re-started. Production is expected to build up from early 2011 reaching full production rates during the third quarter 2011. The estimated cost of the project is €43 million of which €1.6 million has already been spent.

Capital expenditures for the year are expected to be around $160 million which includes: $60 million of sustaining capital; $40 million of new investment in existing operations (Zinkgruvan copper project; Neves-Corvo new copper circuit, paste project, zinc expansion and the pre-feasibility study for the Lombador zinc deposits) and $60 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies, sustaining capital and other related costs). The $30 million increase in estimate from last quarter arises owing to: $10.0 million of additional payments estimated for Tenke as advised by Freeport; and $20 million of payments in related to spending/commitments in the prior year but for which amounts were paid in the current year.

All of the Company’s operations are expected to be free cash flow positive.

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1 C1 cash costs, net of by-product credits

	Three months ended June 30		Six months ended June 30
(USD millions, except per share amounts)	2009	2008	2009	2008
Sales	194.8	294.1	318.2	599.8
Operating earnings[1]	91.0	137.2	129.2	320.1
Depletion, depreciation & amortization	(38.5)	(55.0)	(82.0)	(107.9)
General exploration and project investigation	(4.1)	(8.6)	(9.4)	(18.7)
Interest and bank charges	(4.4)	(3.8)	(8.4)	(7.2)
Foreign exchange income (loss)	13.4	(2.3)	6.2	(8.5)
(Loss) gain on derivative contracts	(9.2)	3.7	(9.2)	2.5
Loss from equity investments	(3.5)	(0.2)	(4.5)	(0.3)
Other income and expenses	0.8	(1.5)	3.0	1.3
Earnings (loss) from before discontinued operations and
income taxes	45.5	69.4	24.9	181.3
Income tax (expense) recovery	(2.0)	27.2	4.4	(3.4)
Net earnings after taxes before discontinued operations	43.5	96.6	29.3	177.9
Gain (loss) from discontinued operations	-	(205.0)	5.6	(207.5)
Net income (loss)	43.5	(108.4)	34.9	(29.6)

Shareholders’ Equity			2,845.0	3,630.4
Cash flow from operations	63.7	118.3	0.4	121.8
Capital expenditures (excl. Investment in Tenke)	28.4	81.3	62.0	160.6
Net debt[2]			110.7	95.7

Key Financial Data	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Shareholders’ equity per share[3]			4.91	9.30
Basic and diluted (loss) earnings per share	0.08	(0.28)	0.07	(0.08)
Basic and diluted (loss) earnings per share before
discontinued operations	0.08	0.25	0.06	0.46
Dividends	-	-	-	-
Equity ratio[4]			0.77	0.73
Shares outstanding:
Basic weighted average	552,137,068	390,413,431	519,964,158	390,617,238
Diluted weighted average	552,170,964	390,586,366	519,971,178	390,775,463
End of period			579,433,771	390,413,431

($ millions, except per share data)	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
Sales	194.8	123.4	43.5	191.9	294.1	305.7	253.1	292.8
Operating earnings	91.0	38.2	(65.8)	68.9	137.2	182.9	138.1	153.9
Impairment charges (after tax)[5]	-	-	(651.5)	(201.1)	(152.8)	-	(491.9)	-
Net earnings (loss)	43.5	(8.6)	(728.5)	(199.0)	(108.4)	78.8	(436.6)	76.6
Earnings (loss) per share, basic[6]	0.08	(0.02)	(1.77)	(0.51)	(0.28)	0.20	(1.11)	0.20
Earnings (loss) per share, diluted	0.08	(0.02)	(1.77)	(0.51)	(0.28)	0.20	(1.11)	0.20
Cash flow from operations	63.7	(63.3)	46.4	46.8	118.3	3.5	80.3	155.3
Capital expenditure (excl. Tenke)	28.4	33.6	59.8	54.1	81.3	79.3	65.3	47.0
Net debt[2]	110.7	259.5	145.5	194.8	95.7	104.2	(35.8)	(105.9)

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1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations. See page 26 of this MD&A for discussion of Non-GAAP measures.
3 Shareholders’ equity per share is a Non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period. See page 26 of this MD&A for discussion of Non-GAAP measures.
4 Equity ratio is a Non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period. See page 26 of this MD&A for discussion of Non-GAAP measures.
5 Includes impairment from discontinued operations.
6 The earnings (loss) per share are determined for each quarter. As a result of using different weighted average number of shares outstanding, the sum of the quarterly amounts may differ from the year-to-date amount.

Sales Overview
Sales Volumes by Payable Metal
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2008	2008	2008	2008	2008
Copper (tonnes)
Neves-Corvo	42,385	22,277	20,108	86,748	23,104	23,087	23,051	17,506
Storliden	-	-	-	1,783	-	255	872	656
Aguablanca	3,361	1,798	1,563	5,905	1,490	1,477	1,669	1,269
	45,746	24,075	21,671	94,436	24,594	24,819	25,592	19,431
Zinc (tonnes)
Neves-Corvo	-	-	-	19,166	2,977	6,434	5,750	4,005
Zinkgruvan	34,792	18,324	16,468	55,985	11,399	14,279	13,475	16,832
Storliden	-	-	-	5,956	-	846	3,090	2,020
Galmoy	24,554	13,283	11,271	46,468	12,860	10,894	11,303	11,411
	59,346	31,607	27,739	127,575	27,236	32,453	33,618	34,268
Lead (tonnes)
Zinkgruvan	15,801	9,275	6,526	31,626	7,549	8,025	9,406	6,646
Galmoy	6,745	4,967	1,778	11,793	3,282	2,488	3,026	2,997
	22,546	14,242	8,304	43,419	10,831	10,513	12,432	9,643
Nickel (tonnes)
Aguablanca	3,811	1,766	2,045	7,210	1,935	1,822	1,850	1,603
	3,811	1,766	2,045	7,210	1,935	1,822	1,850	1,603

Sales volumes are generally in-line with 2008 after	Sales	Three months ended June 30
accounting for the closure of Storliden and	($ millions)	2009	2008	Change
suspension of zinc production at Neves-Corvo.	Neves-Corvo	103.8	193.6	(89.8)
	Zinkgruvan	34.9	34.1	0.8
Virtually all of the decrease in sales revenue for the	Galmoy	21.7	19.5	2.2
quarter was price related with the balance being	Aguablanca	34.4	35.9	(1.5)
related to Storliden which ceased operations in late-	Storliden and	-	11.0	(11.0)
2008.	other
		194.8	294.1	(99.3)
Sales are recorded using the metal price received
for sales that settle during the reporting period. For	Sales	Six months ended June 30
sales that have not been settled, an estimate is used	($ millions)	2009	2008	Change
based on the month the sale is expected to settle	Neves-Corvo	177.2	362.7	(185.5)
and the forward price of the metal at the end of the	Zinkgruvan	55.3	82.7	(27.4)
reporting period. The difference between the	Galmoy	32.1	46.3	(14.2)
estimate and the final price received is recognized	Aguablanca	53.6	87.2	(33.6)
by adjusting gross sales in the period in which the	Storliden and	-	20.9	(20.9)
sale (finalization adjustment) is settled.	other
		318.2	599.8	(281.6)

The finalization adjustment recorded for these sales depends on the actual price when the sale settles. Settlement dates typically are one to four months after shipment.

Effect of Sales Settlements and Adjustments
		Three months ended June 30, 2009
Sales before TC/RC	Copper	Zinc	Lead	Nickel
($ millions)
Sales invoiced at shipment date	107.2	44.8	21.6	23.0
Adjustments for provisionally priced sales
settled during the quarter	17.0	4.1	0.9	9.1
Period end price adjustments for unfixed sales	(1.6)	-	1.4	6.0

Total sales	122.6	48.9	23.9	38.1

The average realized prices for the periods are as follows:

Reconciliation of realized prices
		Three months ended June 30, 2009
	Copper	Zinc	Lead	Nickel
($ millions)
Net sales	111.4	34.2	20.0	23.8
Add back: TC/RC	11.2	14.7	3.9	14.3
Sales before TC/RC	122.6	48.9	23.9	38.1

Payable metal (tonnes)	24,075	31,607	14,242	1,766
Realized prices, $ per pound	2.31	0.70	0.76	9.77*
Realized prices, $ per tonne	5,090	1,547	1,681	21,547

*The realized price for nickel in the three months ended June 2009 includes a $3.86 per pound positive price adjustment and is not the average price being received for the Company’s nickel sales. This also affects TC/RCs paid in the quarter.

		Three months ended June 30, 2008
	Copper	Zinc	Lead	Nickel
($ millions)
Net sales	205.5	39.7	20.6	19.6
Add back: TC/RC	9.5	22.9	5.7	10.0
Sales before TC/RC	215.0	62.6	26.3	29.6

Payable metal (tonnes)	25,592	33,618	12,432	1,850

Realized prices, $ per pound	3.81	0.72	0.96	7.25
Realized prices, $ per tonne	8,402	1,593	2,112	15,992

Net Sales Value by Metal

For the current quarter, copper revenues of $111.4 million (Q2-08: $205.5 million) comprise the largest component of net metal sales. Zinc sales were $34.2 million (Q2-08: $39.7 million) and nickel sales are the third highest contributor to revenues at $23.8 million (Q2-08: $19.6 million). Lead sales were $20.0 million (Q2-08: $20.6 million) while other metals accounted for $5.4 million (Q2-08: $8.7 million).

Operating Results

Operating Costs

Cost of mining operations decreased $43.2 million to $93.5 million during the second quarter of 2009 from $136.7 million for the same period in 2008. The decrease comprised: cost reductions including reductions in contractor and material costs; the modified operating plan at Aguablanca; the progressive closure at Galmoy; and more favourable exchange rates1.

Accretion of Asset Retirement Obligations and Other

Accretion of asset retirement obligation and provision for severance on mine closure totaled $1.1 million, compared to $2.8 million in the second quarter of 2008 due to the fact that Galmoy has ceased operations and therefore is no longer accreting for its asset retirement obligations. In the second quarter of 2008, Galmoy expensed $0.8 million. In addition, there was a reduction in the estimate of Somincor’s asset retirement obligations at the end of 2008 and accordingly, its related accretion expense is lower in 2009.

Depreciation, Depletion and Amortization
	Three months ended				Six months ended
Depreciation by operation (millions)	2009	2008	Change	2009	2008	Change
Neves-Corvo	$23.8	$24.5	$(0.7)	$57.0	$46.8	$10.2
Zinkgruvan	4.1	5.1	(1.0)	8.0	10.5	(2.5)
Galmoy	-	7.0	(7.0)	-	14.0	(14.0)
Aguablanca	10.5	18.2	(7.7)	16.6	36.1	(19.5)
Other	0.1	0.2	(0.1)	0.4	0.5	(0.1)
	$38.5	$55.0	$(16.5)	$82.0	$107.9	$(25.9)

Reductions occurred at Galmoy and Aguablanca, which were both subject to significant write downs at December 31, 2008. Galmoy was written down to salvage value given negative cash flow projections at the time and in anticipation of closure in the first half of 2009.

General Exploration and Project Investigation Costs

General exploration and project investigation costs decreased to $4.1 million in the second quarter of 2009 from $8.6 million during the second quarter of 2008 following planned reductions in expenditure. The majority of exploration expenditure now relates to near-mine exploration at Neves-Corvo which is focused on expanding Neves-Corvo’s copper resources.

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1 Average exchange rates during the quarters were: €/$: 1.36 (2008: 1.50) and $/SEK: 7.93 (2008: 5.99)

Other Costs
Other costs are as follows:
	Three months ended			Six months ended
(millions)	2009	2008	Change	2009	2008	Change
Selling, general and administrative	$7.8	$15.5	$(7.7)	$12.4	$26.6	$(14.2)
Stock-based compensation	1.3	2.0	(0.7)	3.2	6.2	(3.0)
Interest expense and bank charges	4.4	3.8	0.6	8.4	7.2	1.2
Foreign exchange (gain) loss	(13.4)	2.3	(15.7)	(6.2)	8.5	(14.7)
Loss (gain) on derivative contracts	9.2	(3.7)	12.9	9.2	(2.5)	11.7
Other income and expenses	(0.8)	1.5	(2.3)	(3.0)	(1.4)	(1.6)
Loss from equity investments	3.5	0.2	3.3	4.5	0.3	4.2
	$12.0	$21.6	$(9.6)	$28.5	$44.9	$(16.4)

Selling, General and Administration

The decrease is attributable to non-recurring reorganization costs in 2008 and a general reduction in costs, including reductions in personnel.

Stock-Based Compensation

Stock based compensation costs reduced as a result of a decrease in the fair value of options vesting. In late-2008, the Company adopted a new structured methodology for awarding share option grants which involved developing a rolling cycle of grant levels, coupled with a graded 3-year vesting period. During the current period, there were 1.2 million options granted under this new graded vesting plan.

Foreign Exchange Gain

The Company has outstanding US dollar denominated debt which is recorded in Canadian dollars and Swedish krona. During the current quarter, these currencies strengthened against the US dollar, thereby resulting in foreign exchange gains.

Loss (Gain) on Derivative Contracts

The loss on derivative contracts during 2009 reflects the negative mark-to-market position on the Company’s copper collars. The copper collars are discussed on page 4 under Corporate Highlights. During the second quarter of 2008, the Company recorded a net gain on silver, zinc and lead metal sales contracts as well as electricity forward contracts. Those contracts were closed out during 2008.

Current and Future Income Taxes

Current Tax Expense (Recovery)	Three months ended June 30				Six months ended June 30
(millions)	2009	2008		Change	2009	2008	Change
Neves-Corvo	$11.3	$30.1		$(18.8)	$14.0	$47.1	$(33.1)
Zinkgruvan	3.5	3.7		(0.2)	4.8	11.2	(6.4)
Galmoy	0.2	0.3		(0.1)	0.4	0.6	(0.2)
Other	(0.4)	(8.7)		8.3	(0.3)	(3.3)	3.0
	$14.6	$25.4	$	(10.8)	$18.9	$55.6	$(36.7)

The decrease in current income tax expense is a reflection of lower earnings. Income from continuing operations before taxes decreased by $23.9 million from income of $69.4 million in the second quarter of 2008 to $45.5 million in the current quarter.

Future Tax (Recovery) Expense	Three months ended June 30			Six months ended June 30
(millions)	2009	2008	Change	2009	2008	Change
Neves-Corvo	$(5.8)	$(45.1)	$39.3	$(11.8)	$(46.0)	$34.2
Zinkgruvan	(0.3)	(0.5)	0.2	(0.6)	(1.1)	0.5
Galmoy	-	(1.4)	1.4	-	(1.0)	1.0
Aguablanca	(3.6)	(5.5)	1.9	(4.7)	(4.3)	(0.4)
Other	(2.9)	(0.1)	(2.8)	(6.2)	0.2	(6.4)
	$(12.6)	$(52.6)	$40.0	$(23.3)	$(52.2)	$28.9

The corporate tax rates in the countries where the Company has mining operations range from 25% in Ireland to 30% in Spain. In 2009, the Company has paid $1.3 million in income taxes, all in Sweden.

Gains and Losses from Discontinued Operations

On February 5, 2009, the Company disposed of its wholly-owned subsidiary, Pirites Alentejanas SA , which owned the Aljustrel mine.

Mining Operations

Production Overview
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2008	2008	2008	2008	2008
Copper (tonnes)
Neves-Corvo	44,556	22,189	22,367	89,026	23,297	22,291	20,726	22,712
Storliden	-	-	-	1,847	-	264	903	680
Aguablanca	3,676	1,803	1,873	7,071	1,796	1,878	1,849	1,548
	48,232	23,992	24,240	97,944	25,093	24,433	23,478	24,940
Zinc (tonnes)
Neves-Corvo	-	-	-	22,567	2,598	6,758	7,419	5,792
Zinkgruvan	37,931	17,896	20,035	65,631	15,036	15,844	16,552	18,199
Storliden	-	-	-	7,007	-	995	3,635	2,377
Galmoy	28,308	14,066	14,242	55,952	14,772	13,470	14,016	13,694
	66,239	31,962	34,277	151,157	32,406	37,067	41,622	40,062
Lead (tonnes)
Zinkgruvan	18,633	8,972	9,661	33,075	7,291	7,043	9,959	8,782
Galmoy	6,715	3,506	3,209	11,724	2,626	2,865	2,438	3,795
	25,348	12,478	12,870	44,799	9,917	9,908	12,397	12,577
Nickel (tonnes)
Aguablanca	3,921	1,960	1,961	8,136	2,179	2,155	1,954	1,848
	3,921	1,960	1,961	8,136	2,179	2,155	1,954	1,848

Production from continuing operations is ahead of the corresponding prior quarter.

Neves-Corvo Mine

Neves-Corvo is an operating underground mine, 100 km north of Faro, Portugal, in the western part of the Iberian Pyrite Belt. The mine access is provided by one vertical 5 metre diameter shaft, hoisting ore from the 700 metre level, and a ramp from the surface. The mine has been a significant producer of copper since 1989. The copper plant has treated in excess of 2.0 million tonnes per annum since upgrading in 2007. In 2006, the Company commenced treating zinc ores.

The mining and processing of zinc-rich ores was suspended in November 2008 pending an improvement in zinc prices. The zinc facility continued to treat copper ore.

Production Statistics
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined, copper (tonnes)	1,256,556	620,155	636,401	2,395,516	674,207	573,766	577,980	569,563
Ore mined, zinc (tonnes)	-	-	-	407,046	34,509	106,488	138,728	127,321
Ore milled, copper (tonnes)	1,294,362	622,822	671,480	2,409,966	675,599	550,182	588,875	595,310
Ore milled , zinc (tonnes)	-	-	-	398,985	42,864	114,556	126,669	114,896
Grade per tonne
Copper (%)	4.1	4.3	3.9	4.3	4.0	4.7	4.1	4.4
Zinc (%)	-	-	-	7.3	7.7	7.6	7.5	6.6
Recovery
Copper (%)	85	84	86	86	87	85	85	87
Zinc (%)	-	-	-	78	78	78	79	77
Concentrate grade
Copper (%)	24.9	25.0	24.8	24.3	24.4	24.5	24.4	23.8
Zinc (%)	-	-	-	49.2	48.9	49.0	49.7	48.8
Production- tonnes (metal
contained)
Copper	44,556	22,189	22,367	89,026	23,297	22,291	20,726	22,712
Zinc	-	-	-	22,567	2,598	6,758	7,419	5,792
Silver (oz)	364,602	168,072	196,530	926,740	232,252	233,077	218,674	242,737
Sales ($000s)	177,230	103,818	73,412	497,936	15,501	119,698	193,575	169,162
Operating earnings ($000s)[1]	89,868	54,645	35,223	291,829	(20,228)	62,639	125,880	123,538
Cash cost (€ per pound)	0.79	0.80	0.78	0.73	0.79	0.72	0.74	0.67
Cash cost ($ per pound) [2]	1.06	1.10	1.01	1.07	1.05	1.06	1.15	1.02

Operating Earnings1

Operating earnings of $54.6 million for the second quarter of 2009 were $71.2 million (57%) below those of the same period in 2008. The decrease was attributable to price and price adjustments of approximately $76 million. Improved costs ($4.0 million) and favourable exchange rates ($7.1 million) offset the drop in sales volume stemming from the suspension of zinc production.

Production

Copper ore mined and processed increased as a result of additional resources being directed to copper production following the suspension of zinc mining late last year. Measures aimed at curtailing out-of-reserve mining will continue to sustain head grades during the balance of the year.

_______________________________

1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 26 of this MD&A.

Cash Costs

Cash costs per pound of copper have decreased $0.05 compared to the same quarter in 2008. A reduction in by-product credits ($0.22/lb) was more than offset by cost improvements ($0.12/lb) and more favourable exchange rates ($0.13/lb).

RC Circuit Project

In June, the new copper circuit at Neves-Corvo, designed to recover a proportion of copper and zinc lost to tailings, was commissioned on time and below budgeted cost (spend of € 9.4 vs budget of € 11.0). Copper concentrates are being recovered from the circuit at the planned rate while the zinc concentrates are to be stored for blending once the mainstream zinc operations recommence and zinc concentrate sales are reactivated. The new circuit will add 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver to the mine’s production over the next ten years.

Assuming that there are recoveries only of copper, the internal rate of return on the project is 50% and the payback is 2.5 years

Zinkgruvan Mine

The Zinkgruvan mine is located approximately 250 km south-west of Stockholm, Sweden. Zinkgruvan has been producing zinc, lead and silver on a continuous basis since 1857. The operation consists of an underground mine and processing facility with associated infrastructure and a present nominal production capacity of 1 million tonnes of ore throughput. The mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies.

Production Statistics
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	514,724	252,971	261,753	900,387	250,638	193,953	212,156	243,640
Ore milled (tonnes)	534,298	276,747	257,551	895,024	226,167	204,096	237,114	227,647
Grade per tonne
Zinc (%)	7.7	7.0	8.3	7.9	7.2	8.3	7.5	8.5
Lead (%)	4.1	3.8	4.4	4.3	3.8	4.0	4.8	4.5
Recovery
Zinc (%)	93	92	93	93	93	94	93	94
Lead (%)	85	85	86	86	84	87	88	86
Concentrate grade
Zinc (%)	52.7	53.0	52.4	53.2	53.5	53.4	53.0	53.0
Lead (%)	75.1	74.9	75.3	76.7	77.2	76.3	76.2	77.2
Production - tonnes
(metal contained)
Zinc	37,931	17,896	20,035	65,631	15,036	15,844	16,552	18,199
Lead	18,633	8,972	9,661	33,075	7,291	7,043	9,959	8,782
Silver (oz)	941,488	480,077	461,371	1,694,566	373,769	370,932	534,193	415,672
Sales ($000s)	55,314	34,925	20,389	123,508	11,064	29,745	34,066	48,633
Operating earnings ($000s)[1]	26,150	17,841	8,309	57,237	(2,137)	11,437	14,806	33,131
Cash cost (SEK per pound)	2.30	2.05	2.58	2.02	3.06	2.27	2.03	1.09
Cash cost ($ per pound)[2]	0.28	0.26	0.31	0.30	0.40	0.35	0.33	0.18

Operating Earnings1

Operating earnings of $17.8 million for the second quarter of 2009 were $3.0 million (or 20%) above those of the same period in 2008. Improvements in cost and the weaker krona more than offset the estimated $5.9 million decrease related to price and price adjustments.

Production

Record mill throughput continued. Head grades fell owing to an increase in dilution attributable to localized faulting in the hanging walls of 2 stopes in the Burkland area. These accounted for 25% of the quarter’s ore mined. Although the dilution material carried low grade zinc, no lead values were present. In addition, low lead grade ore from an area of Nygruvan, was processed during this quarter. Lower head grades negatively affected recoveries.

Cash Costs

Cash costs per pound of zinc have decreased $0.07 compared to the same quarter in 2008. A reduction in by-product credits ($0.28/lb) was more than offset by reduced TC/RCs ($0.16/lb), cost improvements ($0.09/lb) and more favourable exchange rates ($0.13/lb).

Copper Project

The Copper Project continues to be within budget and is on track for first copper production in 2010.

________________________________

1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 26 of this MD&A.

Aguablanca Mine

The Aguablanca nickel-copper mine is located in the province of Badajoz, 80 km by road to Seville, Spain, and 140 km from a major seaport at Huelva. The operations consist of an open pit mine and an on-site processing facility (milling and flotation) with a present nominal production capacity of 1.8 m tonnes per annum.

Production Statistics
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	706,601	389,364	317,237	1,794,089	480,663	461,477	444,720	407,229
Ore milled (tonnes)	971,026	486,931	484,095	1,825,212	492,681	475,893	451,265	405,373
Grade per tonne
Nickel (%)	0.5	0.5	0.5	0.6	0.6	0.6	0.5	0.6
Copper (%)	0.4	0.5	0.4	0.4	0.4	0.4	0.4	0.4
Recovery
Nickel (%)	77	77	78	80	79	81	80	81
Copper (%)	90	91	89	93	94	93	93	92
Concentrate grade
Nickel (%)	6.5	6.6	6.3	7.0	7.1	7.0	6.9	7.0
Copper (%)	6.1	6.1	6.1	6.1	5.9	6.1	6.5	5.9
Production-tonnes (metal
contained)
Nickel	3,921	1,960	1,961	8,136	2,179	2,155	1,954	1,848
Copper	3,676	1,803	1,873	7,071	1,796	1,878	1,849	1,548
Sales ($000s)	53,609	34,376	19,233	120,280	8,917	24,194	35,864	51,305
Operating earnings ($000s)[1]	19,251	18,468	783	22,231	(13,927)	4,737	2,887	28,534
Cash cost (€ per pound)	3.14	3.57	2.77	3.76	3.86	3.28	3.23	4.80
Cash cost ($ per pound)[2]	4.20	4.89	3.62	5.50	5.07	4.94	5.01	7.24

Operating Earnings1

Operating earnings of $18.5 million for the second quarter of 2009 were $15.6 million higher than the same period in 2008 as a result of reduced operating costs of around $12.0 million following implementation of curtailed open pit production, and positive foreign exchange effects of $3.6 million.

Production

Nickel and copper production remained similar to last year. Mill throughput was above last year while mined tonnage was lower than in previous quarters, as partially oxidized surface ore stockpiles were blended with ROM production. The use of oxidized ore resulted in reduced recovery.

Cash Costs

Cash costs per pound of nickel have decreased $0.12 compared to the same quarter in 2008. A reduction in by-product credits ($1.29/lb) and higher TC/RCs ($1.19), related to the large price adjustments in the quarter, were more than offset by cost improvements ($2.03/lb) and more favourable exchange rates ($0.58/lb).

Review of Operating Plans

Subsequent to the end of the quarter, the Company finalized a revised operating plan based on a newly optimized pit design. Aguablanca is free cash flow positive and is expected to remain so, over the life of mine, at a price of $4.50 per pound of nickel (based on a copper price of $2.30/lb). The Company will continue to assess options to further improve this result by utilizing ore from underground mining. Mining activities will return to normal levels during the third quarter after several months of reduced mining rates.

___________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits. During 2008, the numbers reported for cash cost per pound included royalties. In 2009, the Company amended the calculation to remove royalties, as defined in the Brook Hunt model, which is consistent with the method used in the Company’s other operations.

Galmoy Mine

The Galmoy underground zinc mine is located in south-central Ireland in County Kilkenny and is approximately 30 km to the northwest of the city of Kilkenny. The Company announced in January 2009 that the mine will cease production during 2009.

During the quarter, the Company continued to wind down the operation in accordance with plan.

Production Statistics
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	172,903	68,673	104,230	494,860	115,746	131,114	119,590	128,410
Ore milled (tonnes)	190,871	85,533	105,338	496,953	122,394	112,776	131,768	130,015
Grade per tonne
Zinc (%)	18.1	19.8	16.8	13.5	14.5	14.1	12.8	12.9
Lead (%)	5.2	5.5	4.9	3.5	3.3	3.8	2.9	4.1
Recovery
Zinc (%)	82	83	81	83	83	85	83	82
Lead (%)	68	74	63	67	65	67	64	71
Concentrate grade
Zinc (%)	52.3	53.0	51.5	52.5	52.4	51.8	53.4	52.3
Lead (%)	68.0	70.3	65.7	65.2	66.3	65.8	65.7	63.7
Production- tonnes (metal
contained)
Zinc	28,308	14,066	14,242	55,952	14,772	13,470	14,016	13,694
Lead	6,715	3,506	3,209	11,724	2,626	2,865	2,438	3,795
Silver	56,044	24,596	31,448	134,120	20,546	27,124	27,344	59,106
Sales ($000s)	32,053	21,707	10,346	69,831	7,938	15,549	19,539	26,805
Operating earnings ($000s)[1]	10,100	9,406	694	(7,218)	(20,347)	1,570	2,005	9,554
Cash cost (€ per pound)	0.34	0.26	0.43	0.48	0.52	0.44	0.49	0.45
Cash cost ($ per pound)[2]	0.45	0.35	0.56	0.70	0.69	0.66	0.76	0.69

Operating Earnings1

Operating earnings during the quarter of $9.4 million are $7.4 million higher than the same period in 2008. Higher sales volumes and a significant reduction in costs resulted from selective mining of high grade areas, combined with a well-managed closure programme, and these more than offset an estimated negative $5 million related to lower price and price adjustments.

Production

While total ore mined and milled were significantly less than the second quarter of 2008, metal production exceeded the second quarter of the previous year owing to higher head grades being mined and processed.

Cash Costs

The cash cost per pound of payable zinc sold decreased significantly. Overall lower operating costs and improved head grades were the primary factors for this change.

Closure Costs

The mine closure at Galmoy is progressing as planned and restricted cash on hand has been assessed to be sufficient to meet these obligations. Galmoy is expected to be cash neutral for the year.

_____________________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable zinc sold is the sum of direct costs and inventory changes less by-product credits. See Non-GAAP Performance Measures.

Project Highlights

Tenke Fungurume Copper/Cobalt Project (Lundin 24.75%, FCX 57.75%, Gécamines 17.5%)

Lundin Mining holds an effective 24.75% equity interest (30% funding obligation) in the Tenke Fungurume copper and cobalt mining concessions in the Katanga province of the Democratic Republic of Congo (DRC). Freeport McMoRan Copper and Gold Inc. (“FCX”) is the operator of the mine. Construction activities on the $1.8 billion project are substantially complete and the first copper cathode was produced in March 2009. The cobalt plant is currently being commissioned. First saleable cobalt hydroxide was produced in mid-May.

FCX expects to ramp up to full annual capacity of 115,000 tonnes of copper cathode and approximately 9,000 tonnes of cobalt in the second half of 2009. During the quarter, Tenke produced approximately 16,000 tonnes of copper of which approximately 12,000 tonnes were sold. FCX expects copper sales to be approximately 45,000 tonnes for the full year.

The high grades of copper and cobalt within the numerous Tenke Fungurume concession deposits, combined with the latest in copper/cobalt mining and processing technologies, are expected to result in the mining operations being one of the world’s lowest cost copper producers with significant upside from cobalt credits. It is forecast that each $2.00 per pound change in the average price of cobalt could impact unit net cash costs by $0.12 per pound of copper.

Drilling activities, new deposit modeling and metallurgical testing to evaluate the potential of the highly prospective district at Tenke Fungurume advanced during the quarter and concession ore reserves are expected to increase significantly over time. These analyses are being incorporated in future plans to evaluate opportunities for expansion.

During the second quarter of 2009, the Company made $29.4 million cash contributions (total year to date - $29.4 million) to the Tenke Fungurume Project for working capital, Phase II expansion related drilling and studies and sustaining capital (equipment replacement). FCX continue to fund the Company’s proportionate share of remaining Phase I construction completion costs under an excess overrun cost (“EOC”) facility. The Company is protected from cost overruns on the initial Phase I project capital cost, whereby FCX is required to fund certain excess cost overruns through the EOC facility which is structured as loans to the project. The loans are non-recourse to Lundin and will be repaid to FCX by preferential sweeps from first available net operating cash flows of the project. The total amount of the EOC facility as at June 30, 2009 is $195.2 million.

Company funding of Tenke during 2009 is estimated to be in the range of $60 million including Lundin Mining’s share of working and sustaining capital, Phase II exploration, on-going expansion studies and its pro-rata portion of the next stage of asset purchase transfer payments to Gécamines. Working capital re-estimates recently advised by Freeport are greater than originally projected due to protracted completion of the acid and SO2 plants and related commissioning of final components of the cobalt processing facility and revised estimates of work in progress and metal sales payment terms.

Project exploration continues and the Company released an updated resource estimate in compliance with NI 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) (see news release dated March 30, 2009).

FCX and the Company are continuing to work cooperatively with the DRC government to resolve the ongoing contract review. The Company believes its contract is fair and equitable, complies with Congolese law and is enforceable without modifications. The review process has not affected the development schedule or current operations. FCX, as operator, has the lead role in the discussions with the government.

Neves-Corvo – Lombador Copper/Zinc and Neves Zinc Expansion Projects

A scoping study on the exploitation of Lombador was commissioned in July 2008 and completed in April 2009. This study concluded that the Lombador orebodies were economic and a pre-feasibility study has now commenced. This pre-feasibility project seeks to further develop and enhance the proposed life of business plan for the Lombador project with the aim of reducing operating and capital cost requirements via applicable bulk mining methods and increasing metal recovery.

During the quarter additional funding was committed for underground ramp and ventilation drift development to enable access to the upper levels of Lombador copper and zinc ores.

Zinkgruvan Copper Project

Development on the ramp from surface is ahead of plan. The new underground crusher was commissioned in April and is processing zinc ores which has allowed the zinc crusher to be fully overhauled with no loss of production. Design, procurement and construction progressed on the surface copper concentrator facilities. The project is on schedule and remains on budget. Copper ore production from the new copper circuit is scheduled in the first half of 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)
Drilling focused on discovering new copper mineralization within Lombador East, the Neves-Lombador ‘bridge’ area and a large, unexplored area in the middle of the Lombador sulphide lens (Lombador Mid). Copper mineralization was intersected in all areas with assays pending for several holes.

Hole NK26, drilled in the Lombador Mid area, intersected a 32 metre section (1,226 to 1,258 metres depth) grading 4.5% copper, including a 22 metre section of 5.9% copper. This is a significant new discovery in an area of the Lombador massive sulphide deposit that has very few drill holes, and is open along strike in both directions and down-dip.

Hole NF26D-1, in the Lombador East copper zone, intersected a 15.5 metre section (1,000 to 1,015.5 metres depth) grading 3.1% copper, including a 5 metre interval of 7.0% copper. Underground development is underway in order to provide access to explore and expand this zone from underground. Exploration drilling will continue in the third quarter focusing primarily on copper targets in the Lombador Mid and North areas. Disclosures of a scientific or technical nature in this MD&A in respect of Neves-Corvo exploration results were prepared by Bob Carmichael, Group Manager, Resource Exploration, who is the “Qualified Person” as defined in NI 43-101.

Iberian Pyrite Belt Regional Exploration (Copper, Zinc)
Regional exploration focused on optimizing and accelerating target development work. Advanced discussions were carried out with potential JV partners that are being considered for this regional exploration program.

Spain

Salave Project, northern Spain (Gold)
The Company is assessing options for the divestment of this 1.6 million ounce gold project.

Ossa Morena Regional Exploration Properties, southern Spain (Nickel, Copper, Gold)
Discussions are on-going with several companies interested in acquiring an interest in this property portfolio that offers sulphide nickel and iron-oxide copper gold potential. Evaluations by these companies began in late second quarter with anticipated offers to be received during the next quarter.

Ireland

Clare JV Project (Zinc, Lead, Silver)
Exploration activity in Ireland was restricted to the Clare JV property in south-western Ireland which is subject to a joint venture option agreement with Belmore Resources. By end of June, the Company exceeded its firm initial commitment of €0.7 million in expenditures. Drilling to date indicates potential in the Kilbricken area for a large, high-grade zinc-lead-silver sulphide deposit. Accordingly, the Company intends to continue its earn-in and four drill rigs will continue throughout the third quarter.

Sweden

Sweden Regional Exploration Properties (Zinc, Lead, Silver; Copper, Gold; Iron)
Proposals are being considered towards partnering/divesting of zinc-lead-silver, copper-zinc, copper-gold and iron property/data portfolios in the Bergslagen, Skellefte and Norrbotten districts.

Metal Prices, LME Inventories and Smelter Treatment and Refining Charges

During the second quarter of 2009, the average prices for copper, lead, zinc and nickel increased by 36%, 30%, 26% and 24%, respectively, compared to the first quarter of 2009. The inventory levels of lead, zinc and nickel on the London Metal Exchange (“LME”) all increased during the second quarter 2009 compared to the first quarter 2009. At the end of the second quarter 2009, the LME stocks of lead were 89,725 tonnes (Q1-09: 62,025 tonnes) zinc 353,575 tonnes (Q1-09: 345,700 tonnes) and nickel 109,242 tonnes (Q1-09: 106,698 tonnes). The LME stocks for copper on the LME fell substantially over the second quarter 2009 and ended the quarter at 265,950 tonnes (Q1-09: 499,625 tonnes).

		Three months ended June 30			Six months ended June 30
(Average LME Prices)		2009	2008	Change	2009	2008	Change
Copper	US$/pound	2.12	3.83	-45%	1.84	3.68	-50%
	US$/tonne	4,676	8,448	-45%	4,057	8,108	-50%
Lead	US$/pound	0.68	1.05	-35%	0.60	1.18	-49%
	US$/tonne	1,506	2,316	-35%	1,330	2,601	-49%
Zinc	US$/pound	0.67	0.96	-30%	0.60	1.03	-42%
	US$/tonne	1,476	2,115	-30%	1,322	2,269	-42%
Nickel	US$/pound	5.89	11.67	-50%	5.31	12.38	-57%
	US$/tonne	12,992	25,730	-50%	11,705	27,284	-57%

The spot treatment charge for copper concentrates continued to decrease during the second quarter 2009. During the quarter, the average spot treatment charge was $29 per dmt (Q1-09: $60) with a refining charge of $0.029 per payable pound of copper contained (Q1-09: $0.06). During June, the treatment and refining charges dropped substantially and reached $25 per dmt (TC) and $0.025 per payable pound of copper contained (RC). The main reason for the drop in the TC and RC is increased spot activity in China but also the Indian smelters have been active buyers during the second quarter. The negotiations of terms for the mid-year contracts started in May and are ongoing. So far, no settlement of terms has been reached between the miners and the smelters. The Company has no mid-year contracts to negotiate.

During the quarter the spot market in China for zinc concentrates remained active. However, the increase of the LME (London Metal Exchange) price for zinc and the narrowing arbitrage between the zinc price on the LME and on the SHFE (Shanghai Future Exchange) has put an upward pressure on spot TCs in China. Spot treatment charges in China ended the quarter at $120 per dmt on a delivered basis compared to $97 at the end of the first quarter 2009.

During the second quarter 2009 the spot market for lead concentrates in China has continued to be tight. Spot treatment charges in China ended the quarter at $25 per dmt compared to $48 per dmt at the end of the first quarter 2009.

The Company’s nickel concentrates are sold under multi-year contracts at fixed terms.

Liquidity and Financial Condition

Cash Reserves

Net debt as at June 30, 2009 of $110.7 million was down from $259.5 million at the end of the previous quarter and compared to $145.5 million at December 31, 2008. The Company defines net debt to be available unrestricted cash less financial debt, including capital leases and other debt-related obligations.

Cash and cash equivalents decreased by $21.6 million to $148.1 million as at June 30, 2009 from $169.7 million at December 31, 2008. There was net cash outflow of $21.6 million for the six months ended June 30, 2009. Net proceeds of $148.8 million from the bought deal financing in April 2009 and operating cash inflow of $0.4 million (after $68.1 million of cash outflows related to the settlement of sales for which provisional payments had been previously received), were offset by the following outlays of cash:

  $62.0 million in investment in mineral property, plant and equipment;

  $29.4 million for Tenke funding;

  $21.0 million incurred on the disposal of Aljustrel, pursuant to terms of the purchase and sale agreement; and

  $55.7 million for debt repayment.

As at December 31, 2008, the Company was not in compliance with the tangible net worth covenant under its $575 million revolving line of credit facility. However, pursuant to the terms of the Second Amending Agreement and Waiver (‘Second Amending Agreement’), dated March 6, 2009, this requirement was waived by the banking syndicate until July 6, 2009. The total outstanding on the facility at June 30, 2009 is $220.6 million (including a letter of credit of $10.4 million).

On July 6, 2009, the Company completed the restructuring of its credit facility by establishing a three year fully revolving credit facility for US$225 million, the terms of which include:

  Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and

  Financial covenants customarily required for a revolving–term facility, including minimum tangible net work, interest coverage ratio and leverage ratio.

The Third Amending Agreement removes the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver. Instead, it establishes that security will be extended to material assets acquired and specifies that reductions in the facility if the Company’s principal mining assets are disposed or in whole or in part.

Working Capital

At June 30, 2009, there is working capital of $130.8 million, compared to a deficiency of $215.3 million at December 31, 2008. The improvement in working capital results from: the successful restructuring of the credit facility and the related re-classification of the $210.2 million obligation under the facility to long-term liability; the reduction in accounts payable and accrued liabilities since the prior year end; and an increase in receivables values which were very low at year end owing to low metal prices. The receipt of proceeds from the equity financing, as discussed above, increased cash and aided the reduction in current liabilities.

Deferred Revenues

The Company has agreements with Silver Wheaton Minerals in respect of Zinkgruvan and Neves-Corvo, to sell all future silver production at a price of $3.90/oz or the market price if it is less than $3.90/oz. The agreement for Neves-Corvo production is periodically adjusted for inflation. The up-front payments received have been deferred and are realized on the statement of operations when the actual deliveries of silver occur.

Shareholders’ Equity

Shareholders’ equity was $2.8 billion at June 30, 2009, compared to $2.6 billion at December 31, 2009. Share capital was increased by the proceeds of the equity issuance of $148.8 million. Differences that result from the translation of the Company’s Iberian and Swedish net assets into US dollars will result in increases and decreases to the Company’s translated net assets, depending on the strength of the US dollar when compared to the Euro or SEK. These variances related to translation are recorded in Other Comprehensive Income. Translation differences resulted in an increase in other comprehensive income of $34.6 million for the six month period ended June 30, 2009.

Off-Balance Sheet Financing Arrangements

During the quarter, an additional $46.9 million was contributed to the Tenke Fungurume Project under the EOC facility (see details on page 19 of this MD&A), bringing the total advanced under the facility to $195.2 million as at June 30, 2009.

Outstanding receivables (provisionally valued) as of June 30, 2009
		Valued at	Valued at
Metal	Tonnes payable	$ price per tonne	$ price per lb
Copper	11,001	4,961	2.25
Zinc	33,069	1,528	0.69
Lead	17,303	1,574	0.71
Nickel	2,289	14,875	6.75

The Company agreed the final settlement price of the second quarter nickel shipment (1,491 tonnes) with the customer at $14,600 per tonne ($6.62/lb).

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project.

The Company has a preliminary project plan which marks key milestones and deliverables which will enable the Company to track its progress. The project team has been appointed and has received in-depth training during the quarter.

In the next phase, the Company will perform detailed assessments and technical analysis that will result in the understanding of potential impacts, aid decisions on accounting policy choices and assist in the drafting of accounting policies. In addition, this will result in identifying resource and training requirements, processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans. The Company has commenced its review and assessment of IFRS standards, and has preliminarily identified those which it believes will have the most material impact on the Company, including IFRS 1 elections.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the Canadian Institute of Chartered Accountants Accounting Standards Board, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

New Accounting Standards

Effective January 1, 2009 the Company has adopted the following CICA accounting standards:

EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, EIC-173. This EIC discusses how an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have any material effect on the financial statements.

EIC-174 – Mining Exploration Costs

In March 2009, the CICA issued EIC-174 on Mining Exploration Costs. This EIC provides guidance on the accounting and the impairment review of mining exploration costs. Adoption of this standard did not have any material effect on the financial statements.

Critical Accounting Estimates

The application of certain accounting policies requires the Company to make estimates based on assumptions that may be undertaken at the time the accounting estimate is made. The Company’s accounting policies are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2008. For a complete discussion of accounting estimates deemed most critical by the Company, refer to the Company’s 2008 annual MD&A dated February 25, 2009.

Managing Risks

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk and derivative risk. For a complete discussion of the risks, refer to the Company’s 2008 Annual Information Form, available on the SEDAR website, www.sedar.com.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Company is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through the Company’s lenders; (ii) through financial institutions that hold the Company’s cash, and (iii) through the Company’s insurance providers.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted.

Backfill and Long-Term Mine Stability of the Galmoy Mine

The Irish Authorities that will endorse the final closure plan for Galmoy mine are expected to accept recommendations made by recognised rock mechanics consultants on the final backfill requirements. However, should the Authorities fail to reach a consensus view on the quantity of backfill to be placed underground, Galmoy may be obliged to place larger volumes at a considerable cost.

Outstanding Share Data

As at August 5, 2009, the Company had 579,438,771 common shares issued and outstanding, and 9,510,526 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

The Company uses certain performance measures in its analysis. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following are Non-GAAP measures that the Company uses as key performance indicators.

  Operating earnings

  “Operating earnings” is a performance measure used by the Company to assess the contribution by mining operations to the Company’s net earnings or loss. Operating earnings is defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. The operating earnings are shown on the statement of operations as “Income from continuing operations before undernoted”.

  Cash cost per pound

  Zinc, copper and nickel cash costs per pound are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations.
  Lundin provides cash cost information as it is a key performance indicator required by users of the Company’s financial information in order to assess the Company’s profit potential and performance relative to its peers. The cash cost figure represents the total of all cash costs directly attributable to the related mining operations after the deduction of credits in respect of by-product sales. Cash cost is not a GAAP measure and, although it is calculated according to accepted industry practice, the Company’s disclosed cash costs may not be directly comparable to other base metal producers. By-product credits, are an important factor in determining the cash costs. The cost per pound experienced by the Company will be positively affected by rising prices for by-products and adversely affected when prices for these metals are falling.

Cash costs can be reconciled to the Company’s operating costs as follows:

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

	Quarter ended June 30, 2009							Quarter ended June 30, 2008

	Total	Pounds			Cost	Cash		Total	Pounds		Cost	Cash
	Tonnes	(000s	)	$	$/lb	Operating		Tonnes	(000s	)	$/lb	Operating
	Sold					Costs		Sold				Costs
						(000s	)					(000s )
Operation
Neves Corvo (cu)	22,277	49,112			1.10	54,023		23,051	50,819		1.15	58,442
Zinkgruvan (zn)	18,324	40,397			0.26	10,503		13,475	29,707		0.33	9,803
Aguablanca (ni)	1,766	3,893			4.89	19,037		1,850	4,079		5.01	20,436
Galmoy (zn)	13,283	29,284			0.35	10,249		11,303	24,919		0.76	18,938
Storliden (zn)	-	-			-	-		3,090	6,812		(0.06)	(409)
						93,812						107,211
Add: By-product credits						34,180						55,118
Treatment costs						(39,588)						(36,840)
Royalties and other						5,092						11,165
Total Operating Costs						93,496						136,654

	Six months ended June 30, 2009							Six months ended June 30, 2008

	Total	Pounds			Cost	Cash		Total	Pounds		Cost	Cash
	Tonnes	(000s	)	$	$/lb	Operating		Tonnes	(000s	)	$/lb	Operating
	Sold					Costs		Sold				Costs
						(000s	)					(000s )
Operation
Neves Corvo (cu)	42,385	93,442			1.06	99,049		40,557	89,413		1.09	97,460
Zinkgruvan (zn)	34,792	76,702			0.28	21,477		30,307	66,815		0.25	16,704
Aguablanca (ni)	3,811	8,402			4.20	35,288		3,453	7,613		6.28	47,810
Galmoy (zn)	24,554	54,132			0.45	24,359		22,714	50,076		0.73	36,555
Storliden (zn)	-	-			-	-		5,110	11,266		(0.08)	(901)
						180,173						197,628
Add: By-product credits						55,041						112,517
Treatment costs						(71,376)						(85,833)
Royalties and other						6,421						17,330
Total Operating Costs						170,259						241,642

Management’s Report on Internal Controls

Management’s Report on Disclosure Controls and Procedures

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal control over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2009.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2009 that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.